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SEC Mail Processing

MAR 15 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52261

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citi Order Routing and Execution, LLC. (Filed as Public Information)

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

11eWall Street
(NO. AND STREET)

Mount Pleasant	SC	29464
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ramsey Saliba — 212-816-1117
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *If individual, state last, first. middle name)*

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report* be *covered* by *the opinion of an independent public accountant must* be *supported* by *a statement of facts and circumstances relied on as the basis for the exemption.* See *Section 240. 17a-5(e)*(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

I do hereby affirm that to the best of my knowledge and belief, the attached financial statements as of December 31, 2018 and supplementary schedules are true and correct, and that neither Citi Order Routing and Execution, LLC (the Company) nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. I do hereby certify that the attached financial statements as of December 31, 2018 and supplementary schedule will promptly be made available to the Company members and allied members whose signatures do not appear below.

Charles Mogilevsky
Chief Executive Officer

Notary Public
Subscribed and sworn to before me this 13 day of March 2019

RODRIGUEZ Brown

SANDRA ~~RODRIGUEZ~~
Notary Public - State of New York
No. 01RO6106721
Qualified in NEW YORK County
Commission Expires Mar 15, 2020

I do hereby affirm that to the best of my knowledge and belief, the attached financial statements as of December 31, 2018 and supplementary schedules are true and correct, and that neither Citi Order Routing and Execution, LLC (the Company) nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. I do hereby certify that the attached financial statements as of December 31, 2018 and supplementary schedule will promptly be made available to the Company members and allied members whose signatures do not appear below.

Ramsey Saliba
Chief Financial Officer

Notary Public
Subscribed and sworn to before me this 13th day of March 2019

RODRIGUEZ BROWN
SANDRA ~~RODRIGUEZ~~
Notary Public - State of New York
No. 01RO6106721
Qualified in NEW YORK County
Commission Expires Mar 15, 2020

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Citi Order Routing and Execution, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Citi Order Routing and Execution, LLC (the Company) as of December 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2007.

New York, New York
March 13, 2019

CITI ORDER ROUTING AND EXECUTION, LLC

(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

December 31, 2018

(In thousands of dollars)

Assets		**Balance**
Cash	$	44,840
Due from affiliated clearing broker		4,838
Due from broker		8,133
Due from affiliates		5,369
Accounts receivable		343
Deferred tax asset		1,306
Income tax receivable		8,235
Other assets		203
Total assets	$	73,267
Liabilities and Member's Equity		
Liabilities:		
Short-term borrowings with affiliate	$	15,000
Other payables and accrued liabilities		7,374
Total liabilities		22,374
Commitments and contingencies (note 7)		
Member's equity		50,893
Total liabilities and member's equity	$	73,267

See accompanying notes to the Statement of Financial Condition.

CITI ORDER ROUTING AND EXECUTION, LLC

(Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Notes to the Statement of Financial Condition

December 31, 2018

(1) Organization, Nature of Operations, and Significant Accounting Policies

The Company was organized on September 1, 1999 and is a wholly owned subsidiary of Citigroup Financial Products Inc. (CFPI or the Parent), which is an indirect wholly owned subsidiary of Citigroup Global Markets Holding Inc. (CGMHI), which is a wholly owned subsidiary of Citigroup Inc. (Citigroup).

Citi Order Routing and Execution, LLC (the Company, or CORE) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA), the Securities Investor Protection Corporation (SIPC), and other self-regulatory organizations.

The Company's results of operations may not be indicative of the results that have been obtained had it operated independently of Citigroup. Historically, and in the foreseeable future, the Company is dependent on Citigroup to fund its operating losses. Citigroup is currently evaluating whether to transfer CORE's remaining operations, including assets and liabilities, to another related party (which is also a subsidiary of the Parent) and then liquidate the Company as a legal entity. At present, no conclusions have been reached on this matter.

(2) Summary of Significant Accounting Polices

Basic of Presentation

The accompanying Statement of Financial Condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The significant accounting policies adopted by the Company are as follows:

(a) Nature of Operations

CORE provides electronic routing and execution services for broker-dealer clients in the US Listed Options and Equities. CORE's clients consist of US and Canadian registered broker-dealers and broker-dealer affiliates. CORE does not carry, clear or introduce customer accounts. Its sole purpose is to route orders as agent in the specified instruments in order to provide routing and execution services to its clients. CGMI clears CORE's equity transactions on a fully disclosed basis. Options positions are self-cleared at OCC. CORE does not carry, introduce or provide clearing services for any of its clients.

(b) Use of Estimates

Management must make estimates and assumptions that affect the Statement of Financial Condition and the related notes to the Statement of Financial Condition. Such estimates are used in connection with certain fair value measurements. See Note 2 to the Statement of Financial Condition for further discussions on estimates used in the determination of fair value. Moreover, estimates are significant in determining the provisions for probable and estimable losses related to litigation and regulatory proceedings, and income taxes. While management makes its best judgment, actual amounts or results could differ from those estimates.

(c) Cash

Cash at December 31, 2018 included $44.3 million at a third-party bank.

(d) Trading Rebates and Access Fees

In the statement of financial condition, trading rebates are netted against the access fees by counterparty and are included in accounts receivable or accounts payable and accrued expenses, as appropriate. The Company writes off any receivables aged over 120 days as uncollectible.

(e) Income Taxes

The Company is subject to the income tax laws of the U.S. and its states and municipalities, as well as the non-U.S. jurisdictions in which it operates. These tax laws are complex and may be subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. In establishing a provision for income tax expense, the Company must make judgments and interpretations about these tax laws. The Company must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions, both domestic and foreign.

Disputes over interpretations of the tax laws may be subject to review and adjudication by the court systems of the various tax jurisdictions, or may be settled with the taxing authority upon examination or audit. The Company treats interest and penalties on income taxes as a component of Provision for income taxes.

Deferred taxes are recorded for the future consequences of events that have been recognized in financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment about whether realization is more-likely-than-not. ASC 740, Income Taxes, sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is more than 50% likely to be realized. ASC 740 also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

(f) Accounting Changes

SEC Staff Accounting Bulletin 118

On December 22, 2017, the SEC issued Staff Accounting Bulletin (SAB) 118, which set forth the accounting for the changes in tax law caused by the enactment of the Tax Cuts and Jobs Act (Tax Reform). SAB 118 provided guidance where the accounting under ASC 740 was incomplete for certain income tax effects of Tax Reform, at the time of the issuance of an entity's financial statements for the period in which Tax Reform was enacted (provisional items). The Company disclosed several provisional items recorded as part of its $5 thousand fourth quarter 2017 charge related to Tax Reform.

The Tax Reform introduced the base erosion anti-abuse tax ("BEAT") effective January 1, 2018. BEAT seeks to impose a base erosion minimum tax in addition to a taxpayer's regular tax liability where the taxpayer is an "applicable taxpayer" and to the extent that the BEAT tax liability exceeds the regular tax liability. BEAT applies to "applicable taxpayers" which are corporations, part of a group with at least $500 million average annual domestic receipts, and which have a "base erosion percentage" of 2% or higher. If these conditions are met, the BEAT liability is computed on a taxpayer level. The relevant group for the purposes of determining the base erosion percentage is the "controlled group," which includes the consolidated U.S. federal income tax group parented by Citigroup ("consolidated group") of which the Company is a member. Thus, like all members of the consolidated group, the Company is not an applicable taxpayer under federal income tax law. The Company's ASC 740 policy for determining whether it is an applicable taxpayer for BEAT purposes is by looking to federal income tax law which makes the determination at the consolidated group level. BEAT did not affect the Company's 2018 tax provision either directly or through the tax sharing agreement with Citigroup.

Also, the Company has made a policy election to account for taxes on GILTI as incurred.

See Note 4 to the Statement of Financial Condition for a further description of the Company's income tax assets and liabilities.

(3) Estimated Fair Value of Financial Instruments not Carried at Fair Value

The table below presents the carrying value and fair value of the Company's financial instruments that are not carried at fair value. The table below excludes the values of non-financial assets and liabilities.

The fair value represents management's best estimates based on a range of methodologies and assumptions. The carrying value of short-term financial instruments not accounted for at fair value, as well as receivables and payables arising in the ordinary course of business, approximates fair value because of the relatively short period of time between their origination and expected realization.

(In thousands of Dollars)

	December 31, 2018		Estimated fair value		
	Carrying value	Estimated fair value	Level 1	Level 2	Level 3
Assets:					
Cash	$ 44,840	$ 44,840	$ 44,840	$	$ —
Receivables	18,683	18,683	—	18,683	—
Liabilities:					
Short-term borrowings	$ 15,000	$ 15,000	$ —	$ 15,000	$ —
Other payables and accrued liabilities	7,374	7,374	—	—	7,374

(4) Income Taxes

The operations of the Company are subject to income tax laws of the U.S. and its state and municipalities in which it operates. The company's current U.S. and state and local income taxes are provided based on an income tax sharing agreement with Citigroup Inc. State and local unitary deferred taxes are provided for based upon the income tax sharing agreement with Citigroup and affiliates. Under the tax sharing agreement with Citigroup, the Company settles its current tax liability with Citigroup throughout the year except for any tax liabilities expected to be payable as a separate taxpayer. The Company is included in the consolidated U.S. Federal income tax return and unitary and combined state returns of Citigroup combined subsidiaries. At December 31, 2018 the company had income tax receivable from the parent of $8.2 million.

The components of income taxes reflected in the statement of operations are:

(In thousands of Dollars)		
Deferred tax assets:		
Fixed assets	$	7
Internally developed software		22
Deferred compensation		70
Reserves		3
Tax Carryforwards		25
Allocated deferred state taxes		1,000
Other deferred tax assets		179
Deferred tax assets		1,306
Deferred tax liabilities:		
Other deferred tax liabilities		-
Total deferred tax liabilities		-
Net deferred tax assets/(liabilities)	$	1,306

The Company has no valuation allowance on deferred tax assets at December 31, 2018. Although realization is not assured, the Company believes that the realization of the recognized deferred tax asset is more likely than not based on expectations as to future taxable income in the jurisdictions in which it operates and available tax planning strategies (as defined in ASC 740, income taxes) that would be implemented if necessary to prevent a carry forward from expiring.

The Company maintains no tax reserves for uncertain tax provisions.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
United States	2014
New York State	2012
New York City	2012

(5) Related Party Transactions

(In thousands of dollars)

Assets:		
Cash	$	509
Due from affiliated clearing broker		4,838
Due from affiliates		5,369
Income tax receivable		8,235
Total assets	$	18,951
Liabilities:		
Short-term borrowings with affiliate	$	15,000
Other payables and accrued liabilities		1,407
Total liabilities		16,407

(a) Cash

Cash at December 31, 2018 included $509 thousand at Citibank, N.A., an affiliated company.

(b) Affiliated Clearing Broker

The Company clears all principal and broker-dealer client equity transactions through Citigroup Global Markets, Inc. on a fully disclosed basis. The amount due from affiliated clearing broker relates to cash on deposit with CGMI.

(c) Short-term Borrowings with Affiliate

In 2017, the Company entered into a promissory note agreement to borrow up to a maximum of $100 million from its affiliate. As of December 31, 2018 the Company had an outstanding balance of $15 million which comprises of one note. The note has an interest rate of 2.810% and matures on February 8, 2019.

(6) Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3 1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. At December 31, 2018, the Company had net capital of $31.1 million which was $30.1 million in excess of its required net capital of $1.0 million.

The Company has signed a proprietary accounts of Broker Dealer (PAB) agreement with its affiliated clearing broker, so as to enable it to include certain assets as allowable assets in its net capital computation.

(7) Commitments and Contingencies

(a) Contingencies

The Company is involved in various legal proceedings arising in connection with the conduct of the Company's business. The Company believes that based on currently available information and the advice of counsel, the results of all such proceedings in the aggregate, will not have a material adverse effect on the Company's financial condition. The Company intends to defend itself vigorously against all claims asserted against it. In accordance with applicable accounting guidance, the Company establishes reserves for litigation and settlements when those matters proceed to a stage where they present loss contingencies that are both probable and reasonably estimable. In such cases, there may be a possible exposure to loss in excess of any amounts accrued. The Company will continue to monitor such matters for developments that will affect the amount of the reserve, and will adjust the reserve amount as appropriate.

(b) Risks and Uncertainties

The Company generates a majority of its revenues by providing order execution for its broker-dealer clients. Revenues for these services are transaction based. As a result, the Company's revenues could fluctuate significantly based on a variety of factors including, but not limited to, the volume of the Company's customer order execution volume activities, volatility in the securities markets, technological changes and events and clearing costs.

(8) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2018 that would require recognition or disclosure in the financial statements through March 13, 2019, which is the date the financial statements were available to be issued. On January 3, 2019 the intercompany note in footnote 5(c), which was set to mature in February 2019, was repaid.